Exhibit (a)(3)





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April 9, 2001



TO:          SHARE HOLDERS OF CAPITAL ALLIANCE INCOME TRUST LTD.,
             A REAL ESTATE INVESTMENT TRUST

SUBJECT:     OFFER TO PURCHASE SHARES

Dear Share Holder:

         As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"),SUTTER OPPORTUNITY FUND 2, LLC (the "Purchaser") is offering to purchase up to 296,948 Common Shares (the "Shares") in CAPITAL ALLIANCE INCOME TRUST LTD., A REAL ESTATE INVESTMENT TRUST, a Delaware corporation (the "Trust") at a purchase price equal to:

                                 $4.50 per Share

        The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CAPITAL ALLIANCE INCOME TRUST LTD., A REAL ESTATE INVESTMENT TRUST without the usual transaction costs associated with market sales or Trust transfer fees.

         After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:


                          North Coast Securities, Inc.
                          595 Market Street, Suite 2100
                         San Francisco, California 94105
                      Facsimile Transmission: 415-977-1510


         If you have any questions or need assistance, please call us at 415-777-2140.

               This Offer expires (unless extended) May 4, 2001.



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